Exhibit (e)(16)

                               AMENDED SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

      For services provided by T. Rowe Price Associates, Inc. on behalf of the following Series of ING Investors Trust, pursuant to the Portfolio Management Agreement dated October 24, 1997, as amended, the Manager will pay the Portfolio Manager a fee, computed daily(1) and payable no later than the tenth (10th) business day immediately following the end of each calendar month, based on the average daily net assets of the Series at the following annual rates:

                                                       RATE
SERIES(2)                          (as a percentage of average daily net assets)

ING T. Rowe Price Capital          Assets up to $500 million:
Appreciation Portfolio             0.50% on the first $250 million
                                   0.40% on assets over $250 million

                                   When assets exceed $500 million:
                                   0.40% on the first $1 billion
                                   0.35% on assets over $1 billion

                                   When assets exceed $2 billion:
                                   0.40% on the first $500 million
                                   0.35% on assets over $500 million

                                   When assets exceed $3 billion:
                                   0.35% on all assets

ING T. Rowe Price Equity           0.40% on the first $250 million
Income Portfolio                   0.375% on the next $250 million
                                   0.35% on assets over $500 million

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(1) The fees and transitional credit for ING T. Rowe Price Capital Appreciation
Portfolio will be calculated on a monthly basis based on the average daily net assets for the month.

(2) The fees payable under this Portfolio Management Agreement are subject to a group fee waiver. For purposes of this fee waiver, the assets of the Series will be aggregated with those of ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING T. Rowe Price Growth Equity Portfolio (the "IPI Portfolios"), each a series of ING Partners, Inc. that is managed by an affiliate of the Manager and sub-advised by the Portfolio Manager. Pursuant to the terms of a letter agreement between the Manager and the Portfolio Manager dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Series and the IPI Portfolios as indicated below and will be applied to any fees payable by a Series. Notwithstanding the reference to the fee waiver in this Amended Schedule B, the terms of the letter agreement shall govern the fee waiver.

      o     Aggregate assets between $750 million and $1.5 billion = 5% discount
      o Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount
      o     Aggregate assets greater than $3.0 billion = 10% discount

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Concurrently with payment of the portfolio management fee, the Manager or its agent will provide the Portfolio Manager with a worksheet or such information reasonably necessary to support the calculation of the fees due to it hereunder.

For ING T. Rowe Price Capital Appreciation Portfolio (the "Capital Appreciation Portfolio"), the Portfolio Manager will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets exceed $3 billion. The credit will apply at asset levels between $2.93 billion and $3 billion.

To accommodate circumstances where the Capital Appreciation Portfolio's assets fall beneath $3 billion and to prevent a decline in the Capital Appreciation Portfolio's assets from causing an increase in the absolute dollar fee, the Portfolio Manager will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $3 billion, when the flat fee would be triggered or, (b) fall below a threshold of $2.93 billion, where the original fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule ($250,000) by the quotient of the difference between current portfolio size for billing purposes and the phase in asset amount ($2.93 billion) over $70 million (which is the difference between $3 billion and the phase in amount). The credit would approach $250,000 annually when the Capital Appreciation Portfolio's assets were close to $3 billion and fall to zero at $2.93 billion.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $2.93 billion
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                         $70,000,000                          X   $250,000